Exhibit 99.2

 Q3 2024PRESENTATION  November 7, 2024

 Forward Looking Statement  This announcement and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and supply demand expectations and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA for 2024, contract backlog, expected contracts and contract commitments, contract start dates and rates including expected rate increases and contract extensions, options, LOIs and LOAs, contract coverage, potential revenue, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rig “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to newbuild rigs, including risks relating to contracting newly delivered rigs, risks relating to market trends, tender activity, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs (or the intended share repurchase announced in this release) in full, and risks relating to the amount and timing of any dividends we declare, risks relating to future financings including the risk that future financings may not be completed when required, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Financial Supervisory Authority of Norway. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 Q3 2024 Company Overview and Highlights  1 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  2 Dividends per share declared in the period  3  International Footprint and Diversified Portfolio  Asia  7  Contracted  22  Middle East  3  Africa  5  1  North Sea  Mexico  1  2  1   Adj. EBITDA at lower end of guidance $500 - 550M   Adj. EBITDA  $115.5M  Q2 2024 $136.4M  Adj. EBITDA Margin1  47.8%  Q2 2024 50.2%  Solid Performance  Technical Utilization98.7%  Economic Utilization  96.9%  Total shareholder distribution maintained  Buyback  $20M  by YE 2024  Q3 2024 Dividend2  $0.02  Q2 2024 $0.10  Premium fleet   Robust revenue visibility  Contract Coverage  78%  In 2025  Fleet  24  Modern Rigs  Highlights  Available  1  SouthAmerica  1  Under  Construction  1  5

 Q2 2022  Q3 2022  Q4 2022  Q1 2023  Q2 2023  160.4  Q3 2023  184.8  Q4 2023  198.3  Q1 2024  11.7  223.0  Q2 2024  12.1  Q3 2024  105.3  107.9  148.6  172.0  187.5  191.5  220.6  234.0  271.9  241.6  Q2 2022  Q3 2022  Q4 2022  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Q1 2024  Q2 2024  Q3 2024  Key Financials Q3 2024  In $ million   Q3 2024  Q2 2024  Change ($)  Change (%)  Total operating revenues  241.6  271.9  (30.3)  (11%)  Total operating expenses  (158.1)  (167.6)  9.5  (6%)  Operating income  83.7  104.5  (20.8)  (20%)  Net income  9.7  31.7  (22.0)  (69%)  Adjusted EBITDA  115.5  136.4  (20.9)  (15%)  Cash and cash equivalents  185.7  193.5  (7.8)  (4%)  Total assets  3,343.3  3,181.6  161.7  5%  Total liabilities  2,355.1  2,182.4  172.7  8%  Total equity  988.2  999.2  (11.0)  (1%)  Quarterly Revenue progression ($m)  Quarterly Adjusted EBITDA progression ($m)  Related Party and BBC Revenue  Management contract revenue  Dayrate Revenues  Adjusted EBITDA

 1 New mutual contracts, LOIs and LOAs including mobilization and demobilization revenues (includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis)  2 Average dayrate is derived from Backlog Revenue divided by number of contracted days  5  Key Highlights  17  New Contracts1  $731m  Added Backlog Revenue1  $177k  Avg Day Rate2  4,000+  Backlog Days1  Mist secured an extension with Valeura Energy and is now firmly contracted until August 2026  Prospector 1 had further option exercised and is now firmly contracted until July 2025  Hild secured an extension with Fieldwood Energy and is now firmly contracted until Q1 2026  Contracting  YTD Contracting  Stats  Gunnlod has commenced its contract with ExxonMobil in November  Gerd in transit to Congo and expected to commence its contract in November  Arabia 1 and Vali undergoing contract preparations and expect to commence their respective contracts in Q1 2025  Operating

 Market remains tight and Borr is well positioned  Utilization levels remain strong and around 90%  Robust revenue visibility into 2025  Source: Petrodata by S&P Global and Company data  6  ~90%  Modern Util. %, adj for Saudi  Available Fleet Coverage(%)  Marketed Utilization (%)

 Fleet Overview  7

 8  In Conclusion  Adj. EBITDA guidance kept throughout the year   Updated our FY24 adj. EBITDA guidance of $500 - 550m to be at or around the lower end of the range  Solid revenue visibility  78% contract coverage in 2025 at accretive rates   Shareholder return intact  Pivoting this quarter towards buyback           1  2  3

 9

 Appendix

 ADJUSTED EBITDA RECONCILIATION  1 During the three months ended March 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparation costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change will enable us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented, including the comparative period, has been updated to reflect this change.  11  (in US$ millions)  Q3 2024  Q2 2024  Net income   9.7  31.7  Depreciation of non-current assets  31.8  31.9  Income from equity method investments  1.6  2.5  Total financial expense, net  56.9  55.4  Income tax (credit)/expense  15.5  14.9  Adjusted EBITDA1  115.5  136.4  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law